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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                                 (Rule 13d-2(a)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A)AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
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                       EUROTELECOM COMMUNICATIONS, INC.
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                                (Name of Issuer)

                          COMMON STOCK, $.01 PAR VALUE
        ----------------------------------------------------------------
                         (Title of Class of Securities)

                                   298 79W 106
                   -------------------------------------------
                                 (CUSIP Number)

                          BENCHLEVEL PROPERTIES LIMITED
                               19 Warwick Gardens
                             London, United Kingdom
                           Tel No. 011-44-171-610-5352
                                       and
                                   Warren Todd
                               19 Warwick Gardens
                             London, United Kingdom
                           Tel No. 011-44-171-610-5352
   --------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 31, 1999
              -----------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]


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Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 298 79W 106


1   NAME OF REPORTING PERSON ,S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Benchlevel Properties, Limited
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /__/
(b) /_/
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3   SEC USE ONLY
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4   SOURCE OF FUNDS           WC
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5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
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6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED KINGDOM
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                   7     SOLE VOTING POWER
                         1,100,000
Number of           ------------------------------------------------
Shares             8     SHARED VOTING POWER
Beneficially             0
Owned by            ------------------------------------------------
Each               9     SOLE DISPOSITIVE POWER
Reporting                1,100,000
Person              ------------------------------------------------
with              10     SHARED DISPOSITIVE POWER
                         0
                    ------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         1,100,000 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES (See Instructions)               /___/
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1 %
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14  TYPE OF REPORTING PERSON*
       (See Instructions)
         CO
--------------------------------------------------------------------------------

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1   NAME OF REPORTING PERSON ,S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

 Warren Todd
--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) /__/
(b) /__/
--------------------------------------------------------------------------------
3   SEC USE ONLY
--------------------------------------------------------------------------------
4   SOURCE OF FUNDS           PF
--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)
-------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED KINGDOM
--------------------------------------------------------------------------------

                   7     SOLE VOTING POWER
                         1,100,000
Number of           ------------------------------------------------
Shares             8     SHARED VOTING POWER
Beneficially             0
Owned by            ------------------------------------------------
Each               9     SOLE DISPOSITIVE POWER
Reporting                1,100,000
Person              ------------------------------------------------
with              10    SHARED DISPOSITIVE POWER
                        0
                    ------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     1,100,000 shares
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
       EXCLUDES CERTAIN SHARES (See Instructions)               /___/
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         6.1 %
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
       (See Instructions)
         OO
--------------------------------------------------------------------------------
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Item 1. Security and Issuer

     This Statement relates to the Common Stock, $.01 par value (the "Common Stock"), of Eurotelecom Communications, Inc., a Delaware corporation ("Eurotelecom"). Eurotelecom's address is Mexborough Business Center, College Road, Mexborough, Yorkshire, United Kingdom


Item 2. Identity and Background

(a) This statement is filed jointly on behalf of Benchlevel Properties Limited and Warren Todd, its controlling shareholder

(b) The business address of both Benchlevel Properties and Warren Todd is 19 Warwick Gardens London, United Kingdom Tel No. 011-44-171-610-5352

(c) Benchlevel Properties Limited is an investment company, and Warren Todd is its sole officer and director.

(d) and (e) During the last five years, neither reporting person has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Warren Todd is a citizen of the United Kingdom. Benchlevel Properties Limited is organized under the laws of the United Kingdom.

Item 3. Source and Amount of Funds or Other Consideration

     The source of funds used by the reporting persons in making purchases of the Common Stock beneficially owned was funds invested by Mr. Todd, consisting of his personal funds. None of the funds used for the purchases were borrowed. The aggregate amount paid for the shares was $1,100,000.00.

Item 4. Purpose of Transaction

     The purpose of the transaction reported herein was the making of an investment in the Issuer. Neither reporting person currently has any plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4, except as follows:

         (a) Depending upon market conditions and other factors that they may deem material, the reporting persons may purchase additional shares of Common Stock or related securities or may dispose of all or a portion of the Common Stock or related securities that are now beneficially owned or may be hereafter acquired in open market or privately negotiated transactions or otherwise.

         (b) The Issuer has proposed to amend its certificate of incorporation to (1) increase the number of shares of Common Stock, $.01 par value it is authorized to issue from 20,000,000 shares to 50,000,000 shares and (2) add a class of shares of common stock to be known as Class A Common Stock, which will have such powers, preferences, rights, qualifications and restrictions, and shall be issued in one or more series, as are determined, from time to time, by the Company's Board of Directors. Although the Issuer's plans may change, its present purpose in adding this class of Common Shares is to enable the Issuer to issue shares of Class A Common Stock with the same powers, preferences, rights, qualifications and restrictions as have been granted to the Company's Common Stock, subject to the limitations that, to the extent lawful, shares of Class A Common Stock may only be acquired by any person who is not a "U.S. Person", and may only be offered or sold in an "Offshore Transaction", as such terms are defined by Rule 902 of Regulation S, as amended from time to time, issued by the Securities and Exchange Commission under the Securities Act of 1933, as amended from time to time, or by any successor rule or regulation.

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         (c) None.

         (d) The reporting persons intend that the number of directors of the Issuer will be increased to seven, to consist of Christopher Robert Akers, John Spackman, Philip Shaun Derry, David Anthony Walton, David Michael Linell, Graham Evan Ford and Andrew Krawchuk.

         (e) See item (b) above.

         (f) None

         (g) None, except as described in item (b) above.

         (h) None

         (i) None

         (j) None.

Item 5. Interest in Securities of the Issuer

(a) The reporting persons beneficially own 1,100,000 shares of Common Stock, constituting aggregate beneficial ownership of 6.1% of the outstanding shares of Common Stock.

(b) The reporting persons have the power to vote or direct the vote of, and to dispose or direct the disposition of, the Common Stock beneficially owned by them.

     (c) On December 28, 1999 Benchlevel Properties Limited privately purchased 1,100,000 shares of Common Stock from the Issuer at a price of $1.00 per share.

(d) No person other than the reporting persons is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of shares of the Common Stock.

(e)  Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

Not Applicable.



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Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth statement is true, complete and correct.


                                      February 15, 2000
                                      -------------------------------------
                                      Date

                                      Benchlevel Properties, Limited

                                      By: /s/ Warren Todd
                                      -------------------------------------
                                           Signature:

                                      Director
                                      -------------------------------------
                                      Name/Title

                                      /s/ Warren Todd
                                      -------------------------------------
                                      Warren Todd


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)